FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 28, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS NV - Deferred Prosecution agreement dismissed

In May 2010, the United States Department of Justice (DoJ) and the Consortium that acquired ABN AMRO Group in 2007 agreed to a Deferred Prosecution Agreement (DPA) relating to the previously disclosed criminal investigation into ABN AMRO Bank NV's US dollar clearing activities, OFAC compliance procedures, and Bank Secrecy Act compliance matters during the period from 1995 to the end of 2007. ABN AMRO Bank NV was re-named RBS N.V. in February 2011.

On 6 April, 2011, the U.S. District Court extended the duration of the DPA until 31 December, 2011 to allow RBS N.V. more time to comply with its obligations. The U.S. District Court has on 23 December, 2011, confirmed the dismissal of the DPA which terminates RBS N.V.'s obligations thereunder.

Contacts:

Richard O'Connor
Head of Investor Relations
+44 20 7672 1763

Michael Strachan
Deputy Head of Group Media Relations
+44 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 December 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary